UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934


                                SURF GROUP INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


            NEW YORK                                              11-3579554
 ------------------------------                                  -------------
(State or other jurisdiction of                                 (I.R.S Employer
 incorporation or organization)                                       ID No.)


            57 MAIN STREET, EAST HAMPTON, NY              11937
         --------------------------------------         --------
        (Address of principle executive offices)       (Zip Code)


                    Issuers telephone number (631) 329-9100

       Securities to be registered pursuant to Section 12(g) of the Act.


                                     COMMON
                                 --------------
                                (Title of Class)

                                     Part I

Business
--------

Surf Group Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Espo's Surf & Sport, retail outlet is located on Main Street, East Hampton, New York. It occupies 1,500 square feet of retail and wholesale space. On June 7 2001, Surf Group Inc. entered into an agreement to acquire a portion of the assets of its predecessor J Espo's Inc. all rights to the retail business. For the past three years Surf Group Inc. predecessor J Espo's Inc. has operated the retail location. The store offers a full line of men's, women's, and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. Along with the outerwear Espo's also offers a complete line of hard goods and gear related to the action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing.

Surf Group Inc. also offers all of the products that it sells retail on a wholesale basis to other retailers and distributors. The company also manufactures through contractors men's, women's, and children's outerwear, gear and hard goods, to be sold to retail stores. The company markets it's product at trade shows and through various wholesale advertising.

Surf Group Inc. and predecessors have not had filings of any bankruptcies, receiverships or similar proceedings.

Surf Group Inc. has acquired a significant portion of assets from its predecessor J Espo's Inc., which is out of the ordinary course of business. This occurred in a spin off agreement in which Surf Group Inc. acquired the Retail Division from J Espo's Inc. (Commission file No. 24-2212) on a one for one stock declaration of common stock dividend files with National Association of Security Dealers, Inc pursuant to Rule 10b-17, of the General Rules and regulations of the Securities and Exchange Commission. The date of declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001.

Surf Group Inc. is in a very competitive business. The retail market for the sale of actions sporting goods has increased substantially over the past three years. Surf Group Inc. predecessor has established a loyal base of retail and wholesale customers. The company's location, knowledgeable staff and marketing tactics have enabled the company to have a competitive edge in the business. Surf Group Inc. and it's low operating costs have enabled the company to remain profitable, while most of its competitors have shown substantial losses. The consumers for our products, continue to demand to make their purchases from a company that is directly involved in the action sports arena. Surf Group Inc. will have a competitive edge on the retail and wholesale market because its employees are very knowledgeable and participate in action sport events and are involved in a lifestyle that encompasses the company's products. This low cost marketing has been very successful and has a direct impact on the consumer in which larger corporations have large marketing expenses in which to portray this image.

Surf Group Inc. maintains four employees, two full time and two part time.

Management's Discussion and Analysis or Plan of Operation.
----------------------------------------------------------

Surf Group Inc., which was formed by the spin off of the retail and wholesale division of J Espo's Inc. The company and it's management has spun off these divisions to enable the corporation to formulate partnership arrangements to enhance its wholesale operations. The focus of Surf Group Inc is to maintain its retail outlet and to sell off its excess inventory from its wholesale operations. The retail store also works as a barometer to determine the newest and innovative products that the consumers are in demand for.

The company has arrangements with domestic and overseas manufacturers to manufacture current products and new products for the company. The company now as an individual corporation with its main focus on wholesaling of sporting goods is in a position to look for other corporations to acquire and expand this division. With managements of Surf Group Inc expertise in manufacturing and design, it will look to arrange agreements with other companies with broad distribution in the sporting goods related field.

Surf Group Inc. has a sufficient amount of cash to satisfy its cash requirements and will not have to raise any additional funds in the next twelve months.

Surf Group Inc. does not plan to have any significant changes in the number of employees or the purchase or sale of plant and significant equipment.

There are not any known trends, events or uncertainties, that have or are reasonable likely to have a material impact on the small business issuer's short-term or long-term liquidity.

The liquidity of the stock issued will have very little liquidity from internal or external investors. There are no material commitments for capital expenditures and the expected sources of funds for such expenditures.

Surf Group Inc and its management are not aware of any known trends, events or uncertainties that have had or that are reasonably expected to have material impact on the net sales or revenues or income from continuing operations.

There are not any significant elements of income or loss that do not arise from the small business issuer's continuing business. Furthermore, there are no causes for any material changes from period to period in one or more lines of the small business issuers financial statements.

Surf Group does operate in a limited seasonal aspect with peak Spring and Summer Seasons and limited Winter Seasons. There are no Interim Periods for the Corporation.

Description of Property
-----------------------

Surf Group Inc. does not invest in any real estate related interests. It's retail and wholesale establishment is located in a National Registered Historical Landmark Building in the Historic Village of Easthampton, New York. The unique building which is an old barn dating back to the early 1900's is one of the oldest buildings on Long Island, New York. This atmosphere is perfect for the products that we sell and offer a lasting impression to our customers.

The building is currently owned by the Old Barn Development Corp., in which Jeffrey R. Esposito is president and director and 50% owner.

Surf Group Inc. has a lease at $1,600.00 per month, which expires in December 31, 2002.

Security Ownership of Certain Beneficial Owners and Management.
---------------------------------------------------------------

Title of                                                                Percent
 Class        Name & Address of Owner              Amount Owned          Owned
 -----        -----------------------              ------------          -----

Common        Jeffrey R. Esposito                   4,040,250            81.5%
Stock         63 Halsey Street
              Southampton, NY 11968

Common        Kenneth C. Dollman, Esq.                160,000             3.2%
Stock         3 Aspen Street
              Port Jefferson Sta., NY 11776

Common        Joel Esposito                            54,000             1.1%
Stock         39 Eastview Road
              Lake Ronkonkoma, 11779
                                                   ----------            -----
                                                    4,254,250            85.8%

(There are no preferred stock and there are no outstanding options)

Directors and Executive Officers, Promoters and Control Persons
---------------------------------------------------------------

Executive Officer              Term           Age          Title
-----------------              ----           ---          -----

Jeffrey R. Esposito            1 Year         36           President & Director

Kenneth C. Dollman, Esq.       1 Year         51           Secretary & Director

Joel Esposito                  1 Year         33           Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors and will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

Jeffrey R. Esposito, Kenneth C. Dollman Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding (excluding traffic violations or other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Jeffrey R. Esposito is the founder and president of Surf Group, Inc. He has a degree in International Economics and was a scholastic athlete. Mr. Esposito is and avid outdoorsman and world traveler. He oversees all the retail and wholesale operations as well as day to day business. His diversified skills make him a key man in the expansion of the corporation

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise in is corporate law.

Joel Esposito is Director of the company and his diversified skills in manufacturing and design play an important role in the expansion of the company. Mr. Esposito's primary role is in the development of products and display booths at various trade shows.

Executive Compensation.
-----------------------

Name & Principle             Year   Salary   Bonus   Other Annual    Restricted
Position                                             Compensation   Stock Awards
----------------             ----   ------   -----   ------------   ------------

Jeffrey R. Esposito          2001  $ 50,000    0        100,000        shs(2)
                             2002  $100,000 $7,632(3)   100,000        shs(2)
                                                         $6,000(4)

Kenneth C. Dollman, Esq.     2001      0(1)    0(1)     100,000        shs(2)
                             2002      0(1)    0(1)     100,000        shs(2)

Joel Esposito                2001      0(1)    0(1)      50,000        shs(2)
                             2002      0(1)    0(1)      50,000        shs(2)

(1)  No salary for year 2001 and 2002
(2) 50,000 shares for each officer and 50,000 shares for each director Shares for year 2001 have been issued Shares for year 2002 have not been issued
(3)  Health Insurance
(4)  Car Allowance

Certain Relationships and Related Transactions
----------------------------------------------

Jeffrey R. Esposito, the President and Director of Surf Group Inc. is also the President and Director of the corporation Old Barn Development Corp which owns the real estate that the Surf Group Inc. company's main headquarters is located.

Description of Securities
-------------------------

Surf Group Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There are no provisions in the charter documents or bylaws of Surf Group Inc. that would delay, defer, or prevent a change in control of the corporation.

                                    Part II


Market Price of and Dividends on the Registrant's Common Equity and Related
---------------------------------------------------------------------------
Stockholder Matters.
--------------------

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balances can be sold in subsequent 90 days periods.

Surf Group Inc. does not plan to propose to offer any common stock in public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for Surf Group Inc. is 43 shareholders.

Surf Group Inc. has not issued any cash dividend declaration on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do in the future.

Legal Proceedings.
------------------

Surf Group Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceedings.

Changes in and Disagreements with Accountants.
----------------------------------------------

Surf Group Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities
---------------------------------------

Surf Group Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of a publicly traded company, J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application. Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Indemnification of Directors and Officers.
------------------------------------------

The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices.

There are no insurance policies for indemnification of directors and officers.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Surf Group Inc.
East Hampton, New York

I have audited the accompanying balance sheet of Surf Group Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surf Group Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.

Plainview, New York

January 3, 2002

                                 SURF GROUP INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                $ 45,511
    Accounts receivable                                                   21,582
    Inventory                                                            301,437
    Prepaid insurance                                                      3,120
                                                                        --------

Total current assets                                                     371,650
                                                                        --------

Property and equipment, net                                               30,165
                                                                        --------

Other assets
    Deferred income taxes                                                  1,351
                                                                        --------

Total assets                                                            $403,166
                                                                        ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Due to officer/stockholder                                          $ 69,922
    Accrued expenses                                                       1,041
    Payroll taxes payable                                                  8,864
    Sales tax payable                                                        641
    Income taxes payable                                                   2,534
                                                                        --------

Total current liabilities                                                 83,002
                                                                        --------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                           311,415
    Retained earnings                                                      3,789
                                                                        --------

Total stockholders' equity                                               320,164
                                                                        --------

Total liabilities and stockholders' equity                              $403,166
                                                                        ========


                     The accompanying notes are an integral
                        part of the financial statements.

                                 SURF GROUP INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Sales                                                                 $  452,170

Cost of goods sold                                                       339,608
                                                                      ----------

Gross profit                                                             112,562

Selling and administrative expenses                                      107,167
                                                                      ----------

Income from operations                                                     5,395

Other income
    Interest income                                                           24
                                                                      ----------

Income before income taxes                                                 5,419

Income taxes                                                               1,630
                                                                      ----------

Net income                                                            $    3,789
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========


                     The accompanying notes are an integral
                        part of the financial statements.


                                   SURF GROUP INC.
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period November 30, 2000 (Inception) to October 31, 2001




                                             Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                          Shares      Amount     Capital    Earnings
                                        ---------   ---------   ---------   ---------

Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710     311,415        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --         3,789
                                        ---------   ---------   ---------   ---------

Balances, October 31, 2001              4,960,250   $   4,960   $ 311,415   $   3,789
                                        =========   =========   =========   =========


                       The accompanying notes are an integral
                        part of the financial statements.

                                        4


                                 SURF GROUP INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                        $   3,789
    Adjustments to reconcile net income to net
         cash used in operating activities
         Depreciation                                                     8,670
         Deferred income taxes                                           (1,351)
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in accounts receivable                             (21,582)
            Increase in inventory                                      (301,437)
            Increase in prepaid expenses                                 (3,120)
            Increase in accrued expenses                                  1,041
            Increase in payroll taxes payable                             8,864
            Increase in sales tax payable                                   641
            Increase in income taxes payable                              2,534
                                                                      ---------

              NET CASH USED IN OPERATING ACTIVITIES                    (301,701)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                 (38,835)
                                                                      ---------

              NET CASH USED IN INVESTING ACTIVITIES                     (38,835)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         89,469
    Payments on line of credit                                          (89,469)
    Loans from officer/stockholder                                       69,922
    Common stock acquired in spin-off of J. Espo's Inc.                 316,125
                                                                      ---------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                 386,047
                                                                      ---------

NET INCREASE IN CASH                                                     45,511

CASH - BEGINNING                                                           --
                                                                      ---------

CASH - ENDING                                                         $  45,511
                                                                      =========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
         Interest                                                     $   1,866
                                                                      =========
         Income taxes                                                 $    --
                                                                      =========


                     The accompanying notes are an integral
                       part of the financial statements.

                                        5

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Surf Group Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the business operations and a majority of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company and the liabilities that were assumed by the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company and the liabilities assumed by the Company included cash of $15,604, inventory of $342,192, fixed assets of $32,981, and short-term debt of $74,651.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SURF GROUP INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Accounts Receivable
-------------------

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 4 - Property and Equipment

Property and equipment consisted of the following at October 31, 2001:

          Machinery and equipment                           $   8,916
          Furniture and fixtures                               21,858
          Automobile                                           30,795
          Leasehold improvements                               59,250
                                                            ---------
                                                              120,819
          Less accumulated depreciation                        90,654
                                                            ---------
                                                            $  30,165
                                                            =========

During the period ended October 31, 2001, the Company purchased furniture and fixtures totaling $2,454 and leasehold improvements totaling $3,400. Depreciation expense for the period ended October 31, 2001 amounted to $8,670.

Note 5 - Income Taxes

The components of income tax expense charged to operations were:

          Current taxes
          -------------
              Federal                                       $   1,765
              State                                             1,216
                                                            ---------
                                                                2,981
                                                            ---------
          Deferred tax expense (benefit)
          ------------------------------
              Federal                                            (800)
              State                                              (551)
                                                            ---------
                                                               (1,351)
                                                            ---------
                                                            $   1,630
                                                            =========

                                 SURF GROUP INC.
                         Notes to Financial Statements


Note 6 -Commitments and Contingencies

Line of Credit
--------------

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $75,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. There was no outstanding balance on the bank line of credit as of October 31, 2001. Interest expense charged to operations with respect to the bank line of credit was $291.

Lease Commitment
----------------

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2002                                    $  19,200
                2003                                       38,200
                2004                                       42,000
                2005                                       42,000
                                                        ---------
                                                        $ 141,400
                                                        =========

Rent expense of $8,000 was charged to operations for the period ended October 31, 2001.

Note 7 - Related Party Transactions

The Company leases its retail store located in Easthampton, New York from a corporation that is controlled by the Company's president and principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder in the amount of $69,922 as of October 31, 2001, which consists of accrued salary of $33,457, unpaid rent of $13,622, and expenses advanced on behalf of the Company of $22,843. There were no specific repayment terms on the amount due to an officer/stockholder.

                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        SURF GROUP INC.
                                            -----------------------------------
                                                        (Registrant)

Date: January 15, 2002                  By:  /s/ Jeffrey R. Esposito
      ----------------                          --------------------------------

                               Index to Exhibits


Ex-2   Surf Group Inc. Spin Off Agreement with Predecessor J Espo's Inc.

Ex-3.  (i) Articles of Incorporation

Ex-3   (ii) By-Laws of Surf Group Inc.

Ex-4   Instruments Defining Rights of Shareholders

Ex-10  Material Contracts